As filed with the Securities and Exchange Commission on January 11, 2008
Registration No. 333-117628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

POST-EFFECTIVE AMENDMENT No. 4 TO REGISTRATION STATEMENT ON

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
____________________________

UNIFY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	7372	94-2710599
(State or other jurisdiction of	(SIC Code)	(I.R.S. Employer
incorporation or organization)		Identification No.)

2101 Arena Blvd., Suite 100
Sacramento, California 95834
(916) 928-6400
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
_____________

TODD E. WILLE
President and Chief Executive Officer
UNIFY CORPORATION
2101 Arena Blvd., Suite 100
Sacramento, California 95834
(916) 928-6400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
KEVIN A. COYLE, ESQ.
DLA Piper US LLP
400 Capitol Mall, Suite 2400
Sacramento, CA 95814-4428
(916) 930-3240
_____________

     Approximate date of commencement of proposed sale to the public: From time to time as described in the Prospectus after the effective date of this Registration Statement.

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     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

_____________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the SEC is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED January 11, 2008

PRELIMINARY PROSPECTUS

UNIFY CORPORATION

Up to 1,614,167 Shares of Common Stock

     The Selling Shareholders of Unify Corporation listed on page 9 or their transferees, may dispose of the following shares of our Common Stock under this Prospectus for their own accounts:

  Up to 1,126,780 shares of our Common Stock which we will issue upon conversion of the convertible notes issued in a private placement on April 23, 2004; and

  Up to 487,387 shares of our Common Stock which we will issue upon exercise of warrants we issued in a private placement on April 23, 2004

     The Selling Shareholders may sell or otherwise dispose of the shares from time to time through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 11. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying market prices determined at the time of sale or at negotiated prices. We are not selling any securities under this Prospectus and will not receive any of the proceeds from the sale of these shares by the Selling Stockholders. In the event that the warrants are exercised by the payment of cash by the Selling Stockholders, we would receive the $4.15 per share exercise price of the warrants. The Selling Stockholders will receive proceeds from the sale of the underlying shares from the exercise of the warrants, but they will only receive proceeds from such sale to the extent they have exercised the warrants. We have agreed to pay all costs, expenses and fees relating to registering such shares of our Common Stock referenced in this Prospectus.

      The Company has an additional registration statement filed for the current Selling Stockholder from the 2006 Debt Financing, as defined in the Selling Stockholders section. Pursuant to the 2006 Debt Financing registration statement, the Selling Stockholder may dispose of 776,000 shares of our Common Stock which will be issued upon conversion of the convertible notes and upon exercise of warrants we issued in the 2006 Debt Financing.

     Our Common Stock trades on the Over-the-Counter Electronic Bulletin Board (the “OTCBB”) under the symbol “UFYC.” On December 31, 2007, the last reported sale price of Common Stock on the OTCBB was $6.50 per share. The 1,614,167 shares of Common Stock covered by this Prospectus represent twenty-four percent of our total shares outstanding and thirty-eight percent of the Company’s public float shares outstanding as of December 31, 2007, excluding the 487,387 shares issuable upon exercise of the warrants. The total shares registered for resale covered by this Prospectus plus the shares registered pursuant to the 2006 Debt Financing equals 3,554,167 shares, which represents fifty-three percent of our total shares outstanding and eighty-four percent of the Company’s public float shares outstanding as of December 31, 2007, excluding the 1,122,435 shares issuable upon conversion of the notes and exercise of both the 2006 and 2004 warrants. Registering such a large percentage of our total outstanding and public float securities may have an adverse effect on the market price for our Common Stock.

     Investing in the Common Stock covered by this Prospectus is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. Please see the “Risk Factors” section of this Prospectus beginning on page 2 which describes the specific risks associated with an investment in our company as well as with these particular securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passes upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

     Please read this Prospectus carefully. It describes our company, finances and products. Federal and state securities laws require that we include in this Prospectus all the material information that you will need to make an investment decision.

      We have not authorized anyone to provide you with information that is different from that which is contained in this Prospectus.

The date of this Prospectus is ________, 2008

      You may rely only on the information contained in this Prospectus. We have not authorized anyone to provide information or to make representations not contained in this Prospectus. This Prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this Prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this Prospectus, nor any sale made under this Prospectus, means that the information contained in this Prospectus is correct as of any time after the date of this Prospectus.

      Unless the context otherwise requires, the terms “we,” “our,” “Unify” and “the Company” refer to Unify Corporation, a Delaware corporation, and its subsidiaries.

PROSPECTUS SUMMARY

Our Company

     Unify Corporation (the “Unify”, “Company”, “we”, “us”, or “our”) is a global provider of application development and data management software, and Service-Oriented Architecture (SOA) Enablement Solutions. Our product suite of automated migration solutions, easy to use development software and no-maintenance-required embedded databases enable customers to enhance their SOA environment by improving time-to-market metrics, increasing collaboration and service-enabling legacy information. Specifically, our products include embedded and enterprise data management systems, application development software for legacy application modernization and rich Internet application development, and SOA enablement solutions. Unify’s customers include corporate information technology departments (“IT”), software value-added resellers (“VARs”), solutions integrators (“SIs”) and independent software vendors (“ISVs”) from a variety of industries, including insurance, financial services, healthcare, government, manufacturing, retail, education, and more. We are headquartered in Sacramento, California, with offices in Germany, France, Australia and the United Kingdom (“UK”).

     On September 13, 2006, the Company entered into a Purchase and Exchange Agreement (“Purchase Agreement”) with Halo Technology Holdings, Inc. (“Halo”) whereby Unify agreed to purchase Gupta Technologies LLC (“Gupta”) from Halo in exchange for: (i) the Company’s Insurance Risk Management (“IRM”) division, (ii) the Company’s ViaMode software, (iii) $6,100,000 in cash, and (iv) the amount, if any, by which Gupta’s net working capital exceeds IRM’s net working capital at the close of the transaction (the “Purchase and Exchange”). The Company’s acquisition of Gupta was consummated on November 20, 2006.

     On November 20, 2006, the Company entered into various agreements with ComVest Capital LLC (“ComVest”) whereby ComVest, along with participation from Special Situations Funds (“SSF”), provided debt financing for the Gupta acquisition and for working capital, consisting of convertible term loans totaling $5.35 million and a revolving credit facility of up to $2.5 million (the “2006 Debt Financing”). The term loans have an interest rate of 11.25% and have terms of 48 to 60 months. The revolver has an interest rate of prime plus 2.25% and has a maturity date of October 31, 2010. As part of the financing, ComVest received 402,000 warrants and SSF received 268,000 warrants. The warrants are for the purchase of Common Stock at prices from $1.35 to $1.90 per share. Under the agreements, we granted ComVest a security interest in substantially all of the Company’s assets. As of December 31, 2007, approximately $1,516,000 in convertible notes have been converted into 467,380 shares of our common stock.

     Our strategy is to work with IT organizations to “Enable SOA” by providing software and solutions to modernize and service-enable mission critical legacy applications which helps companies increase speed and agility, consolidate information from multiple sources, improve asset reuse, lower IT costs, reduce business risks and exposures, and free information previously locked within proprietary systems. Over the past five years we have expanded our product offering to adapt to evolving market requirements. Our SOA enablement products include Composer for Lotus Notes and NXJ Developer, our application development product families include Team Developer, ACCELL and VISION and our data management software includes SQLBase and DataServer. Unify was incorporated in Delaware on April 10, 1996.

     Our headquarters are located at 2101 Arena Blvd, Suite 100, Sacramento, CA 95834, and our telephone number is 916-928-6400.

The Offering

      On April 26, 2004, we raised approximately $4.0 million in gross proceeds through a private placement of common stock. A total of 1,126,780 shares of our Common Stock were sold to a group of institutional investors at a price of $3.55 per share. The investors were also issued 5-year warrants to purchase an aggregate of 450,712 shares of our Common Stock exercisable at $4.50 per share. Application of the warrants anti-dilution provisions increased the number of shares issuable thereunder to 487,387 and decreased the exercise price to $4.15 per warrant. As part of the 2004 Private Placement, Unify agreed to register the shares issued and issuable pursuant to a Registration Rights Agreement with the Selling Stockholders.

      This Prospectus covers the disposition by the Selling Stockholders or their transferees of up to 1,614,167 shares of our Common Stock. Of these shares, 1,126,780 shares consist of shares of our Common Stock they acquired in the private placement and 487,387 shares consist of shares of our Common Stock they may acquire upon the exercise of the warrants they hold. The Common Stock to be outstanding assuming the exercise of all the warrants and the sale of all the shares issued thereby would be 6,525,289 consisting of 6,037,902 total outstanding shares as of August 31, 2007 plus the 487,387 shares issuable upon exercise of the warrants.

      The Company will not receive any of the proceeds from the sale of the shares of Common Stock in this offering, however, to the extent that the warrants are exercised by the payment of cash by the Selling Stockholders, we would receive such exercise price of $4.15 per warrant share exercised.

Reverse Stock Split

     On June 24, 2007, the Company filed an amendment to our Restated Certificate of Incorporation to effect a 5-1 reverse split of our Common Stock. Accordingly, all of the stock numbers and related market and conversion and exercise prices in this Prospectus have been adjusted to reflect the reverse split.

Restatement

     On December 3, 2007, Unify Corporation (the “Company”) determined that due to an accounting error it would restate its consolidated financial statements for the fiscal year ended April 30, 2007 included in its 2007 Annual Report on Form 10-K and its condensed consolidated financial statements for the quarters ended January 31, 2007 and July 31, 2007 (the “Restatement”). The decision to restate the consolidated financial statements was made by the Audit Committee of the Company’s Board of Directors. On December 18, 2007 the Company filed restated periodic reports for the quarters ended January 31, 2007 and July 31, 2007 and the fiscal year ended April 30, 2007. These reports contained the restated amounts for previously reported periods.

     The restatement reflects the Company’s identification of an error related to the accounting for the acquisition of Gupta Technologies LLC (“Gupta”) in November 2006. The acquisition of Gutpa was part of a purchase and exchange agreement whereby, in addition to acquiring Gupta, the Company also sold its Insurance Risk Management Division. In accounting for the purchase and exchange transaction, the Company incorrectly capitalized $384,000 in future payments as direct costs of the sale and acquisition. The future payments of $384,000 were determined to be indirect costs of the sale and should have been expensed. This error was identified by our auditors, Grant Thornton LLP, as a part of routine discussions with the Company during their quarterly review of the Company’s financial statements for the quarter ended October 31, 2007. The Restatement increased the Company’s loss from discontinued operations for fiscal 2007 and the quarter ended January 31, 2007 by $384,000 and increased the Company’s net loss by the same amount. The Restatement also decreased the amount reported as goodwill by $384,000 as of April 30, 2007 and the quarters ended January 31, 2007 and July 31, 2007. The Company considers the error to be a significant control deficiency relative to the process of accounting for complex non-routine transactions. In the future, the Company will engage an outside accounting expert to advise it regarding any complex non-routine transactions to ensure accounting entries are properly recorded.

RISK FACTORS

     In addition to the other information in this Prospectus or included in this Prospectus, you should consider carefully the following factors in evaluating Unify and our business before purchasing the Common Stock offered by this Prospectus.

Issuance of the shares registered hereunder and their subsequent sale in the market could adversely affect our stock price.

     The 1,614,167 shares registered hereunder including the 487,387 warrant shares if issued, would represent twenty-four percent of our shares outstanding and thirty-eight percent of our public float shares outstanding as of December 31, 2007, excluding the 487,387 shares issuable upon exercise of the warrants. The total shares registered for resale covered by this Prospectus plus the shares registered pursuant to the 2006 Debt Financing equals 3,554,167 shares, which represents fifty-three percent of our total shares outstanding and eighty-four percent of the Company’s public float shares outstanding as of December 31, 2007, excluding the 1,122,435 shares issuable upon conversion of the notes and exercise of both the 2006 and 2004 warrants. If all or a substantial portion of these shares are issued and subsequently resold in the public market it could create a greater supply for our shares than demand and therefore have a negative impact on our stock price.

The conversion ratio of the convertible notes and the exercise price of the warrants may be substantially below the market price of our stock at the time of exercise which could potentially have a negative impact our stock price.

     In conjunction with the acquisition of Gupta, we obtained debt financing that included convertible notes of $5,350,000 and we also issued 670,000 warrants. The convertible notes resulting from our debt financing are currently convertible into our Common Stock at a fixed ratio of $2.50 per share for $1,000,000 of the convertible notes and $5.00 per share for the remaining $4,350,000 of convertible notes. The warrants are exercisable at fixed exercise prices ranging from $1.35 per share to $1.90 per share. Subject to certain exceptions, these conversion ratios and exercise prices are subject to downward adjustment in the event we issue additional shares of Common Stock at prices below the then-current conversion ratio or exercise price. Conversion of the notes or exercise of the warrants is only likely to occur at such time as the conversion ratio or exercise price, as the case may be, is lower than the current market price for our stock. Issuance of Common Stock at a price below our current market price would have a dilutive effect on current stockholders and could potentially have a negative impact on our stock price.

If we default on any secured loan, all or a portion of our assets could be subject to forfeiture.

     To finance the cash portion of the acquisition of Gupta and provide working capital, we entered into a Revolving Credit and Term Loan Agreement (the “Loan Agreement”) with ComVest on November 20, 2006. Under the Loan Agreement, we granted to ComVest and the other investors thereunder a first priority security interest in substantially all of our assets. If we default on the Loan Agreement and are unable to cure the default pursuant to the terms of the agreement, our lender could take possession of any or all assets in which it holds a security interest, including intellectual property, and dispose of those assets to the extent necessary to pay off the debts, which could seriously harm our business. Furthermore, we may enter into other secured credit or loan agreements in the future.

If we are unable to register the shares underlying the convertible notes and warrants issued pursuant to the Loan Agreement in a timely fashion we may be required to pay liquidated damages.

     We entered into a Registration Rights Agreement with the investors under the Loan Agreement pursuant to which we agreed to register the shares of Common Stock issuable on conversion of the notes and exercise of the warrants. Pursuant to the Loan Agreement we were required to have the shares registered on or before May 19, 2007 or be subject to a penalty equal to $1,000 for each day the registration statement is not effective, up to an aggregate maximum of $500,000. As of the date of this prospectus, we have paid a total of $117,000 in liquidated damages under this provision.

We are subject to intense competition.

     We have experienced and expect to continue to experience intense competition from current and future competitors including BEA Systems, IBM, Microsoft Corporation, and Oracle Corporation. Often, these competitors have significantly greater financial, technical, marketing and other resources than Unify, in addition to having greater name recognition and more extensive customer bases. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can.

     In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could adversely affect our ability to sell additional licenses and maintenance and support renewals on terms favorable to us. Further, competitive pressures could require us to reduce the price of our products and related services, which could adversely affect our business, operating results, and financial condition. There can be no assurance that we will be able to compete successfully against current and future competition, and the failure to do so would have an adverse effect upon our business, operating results and financial condition.

The markets in which we compete are subject to rapid technological change.

     The markets in which we compete are characterized by rapid technological change, frequent introductions of new and enhanced products, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable.

     Our future success will depend in part upon our ability to address the increasingly sophisticated needs of customers by developing new product functionality and enhancements that keep pace with technological developments, emerging industry standards and customer requirements.

     There can be no assurance that Unify NXJ will continue to be perceived by our customers as technologically advantageous or that we will not experience difficulties that delay or prevent the sale of enhancements to existing products that meet with a significant degree of market acceptance. If the release dates of any future product enhancements, or new products are delayed or if when released they fail to achieve market acceptance, our business, operating results, and financial condition would be adversely affected.

We are dependent on indirect sales channels.

     A significant portion of our revenues are derived from indirect sales channels, including ISVs, VARs and distributors. ISVs, VARs and distributors accounted for approximately 61%, 51% and 51% of our software license revenues for fiscal 2007, 2006 and 2005, respectively. Our success therefore depends in part upon the performance of our indirect sales channels, over which we have limited influence. Our ability to achieve significant revenue growth in the future depends in part on maintaining and expanding our indirect sales channels worldwide. The loss of any major partners, either to competitive products offered by other companies or to products developed internally by those partners, or the failure to attract effective new partners, could have an adverse effect on our business, operating results, and financial condition.

There are numerous risks associated with our international operations and sales.

     Revenues derived from our international customers accounted for 73%, 70% and 64% of our total revenues, with the remainder from North America, in fiscal 2007, 2006 and 2005, respectively. If the revenues generated by our international operations are not adequate to offset the expense of maintaining such operations, our overall business, operating results and financial condition will be adversely affected. There can be no assurance that we will continue to be able to successfully market, sell and deliver our products in these markets. Although we have had international operations for a number of years, there are certain unique business challenges and risks inherent in doing business outside of North America, and such challenges and risks can vary from region to region. These include unexpected changes in regulatory requirements; export restrictions, tariffs and other trade barriers; difficulties in staffing and managing foreign operations; longer payment cycles; problems in collecting accounts receivable; political instability; fluctuations in currency exchange rates; seasonal reductions in business activity during the summer months in Europe and other parts of the world; unfamiliar or unusual business practices; and potentially adverse tax consequences, any of which could adversely impact the success of our international operations. There can be no assurance that one or more of these factors will not have an adverse effect on our future international operations and, consequently, on our business, operating results and financial condition. In addition, the Company’s subsidiaries and distributors in Europe and Japan operate in local currencies. If the value of the U.S. dollar increases relative to foreign currencies, our business, operating results and financial condition could be adversely affected.

The reverse stock split may have an effect on the trading market for our shares.

     The reduction in the number of issued and outstanding shares occasioned by the reverse stock split resulted in an increase in the market price of our Common Stock, although such price increase is not necessarily in proportion to the ratio of the reverse stock split. The trading price of our Common Stock depends on many factors, including many which are beyond our control. A higher stock price may increase investor interest and reduce resistance of brokerage firms to recommend the purchase of our Common Stock. On the other hand, to the extent that negative investor sentiment regarding our Common Stock is not based on our underlying business fundamentals, the reverse stock split may not overcome such sentiment enough to increase our stock price. In addition, the liquidity of our Common Stock may be adversely affected by the reduced number of shares outstanding after the reverse stock split, and the reverse stock split will increase the number of stockholders who own “odd lots,” which consist of blocks of fewer than 100 shares. Stockholders who hold odd lots may be required to pay higher brokerage commissions when they sell their shares and may have greater difficulty in making sales.

Our stock price may be subject to volatility.

     Unify’s Common Stock price has been and is likely to continue to be subject to significant volatility. A variety of factors could cause the price of the Common Stock to fluctuate, perhaps substantially, including: announcements of developments related to our business; fluctuations in the operating results and order levels of Unify or its competitors; general conditions in the computer industry or the worldwide economy; announcements of technological innovations; new products or product enhancements from us or our competitors; changes in financial estimates by securities analysts; developments in patent, copyright or other intellectual property rights; and developments in our relationships with our customers, distributors and suppliers; legal proceedings brought against the Company or its officers; and significant changes in our senior management team. In addition, in recent years the stock market in general, and the market for shares of equity securities of many high technology companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of those companies. Such fluctuations may adversely affect the market price of our Common Stock.

     Unify’s stock trades over-the-counter on the “bulletin board.” Companies whose shares trade over-the-counter generally receive less analyst coverage and their shares are more thinly traded than stock that is traded on the NASDAQ National Market System or a major stock exchange. Our stock is therefore subject to greater price volatility than stock trading on national market systems or major exchanges.

Our quarterly operating results may be subject to fluctuations and seasonal variability.

     Unify’s quarterly operating results have varied significantly in the past and we expect that they could vary significantly in the future. Such variations could result from the following factors: the size and timing of significant orders and their fulfillment; demand for our products; the quantity, timing and significance of our product enhancements and new product announcements or those of our competitors; our ability to attract and retain key employees; seasonality; changes in our pricing or our competitors’; realignments of our organizational structure; changes in the level of our operating expenses; incurrence of extraordinary operating expenses, changes in our sales incentive plans; budgeting cycles of our customers; customer order deferrals in anticipation of enhancements or new products offered by us or our competitors; product life cycles; product defects and other product quality problems; currency fluctuations; and general domestic and international economic and political conditions.

     Due to the foregoing factors, quarterly revenues and operating results may vary on a quarterly basis. Revenues and quarterly results may vary because software technology is rapidly evolving, and our sales cycle, from initial evaluation to purchase and the providing of maintenance services, can be lengthy and varies substantially from customer to customer. Because we normally deliver products within a short time of receiving an order, we typically do not have a backlog of orders. As a result, to achieve our quarterly revenue objectives, we are dependent upon obtaining orders in any given quarter for shipment in that quarter. Furthermore, because many customers place orders toward the end of a fiscal quarter, we generally recognize a substantial portion of our software license revenues at the end of a quarter. Our expense levels largely reflect our expectations for future revenue and are therefore somewhat fixed in the short term.

     We expect that our operating results will continue to be affected by the continually challenging IT economic environment as well as by seasonal trends. In particular, we anticipate relatively weak demand in the fiscal quarters ending July 31 and October 31 as a result of reduced business activity in Europe during the summer months.

Our products are subject to lengthy sales cycles.

     Our products are used to implement comprehensive solutions including policy administration and underwriting, transportation labor standards evaluations and process-centric, composite applications. As a result, the licensing and implementation of our applications and applications built using our products generally involve a five to ten week implementation time and a significant commitment of management attention and resources by prospective customers. Accordingly, our sales cycle is subject to delays associated with the long approval process that typically accompanies significant initiatives or capital expenditures. Our business, operating results, and financial condition could be adversely affected if customers reduce or delay orders. There can be no assurance that we will not continue to experience these and additional delays in the future. Such delays may contribute to significant fluctuations of quarterly operating results in the future and may adversely affect those results.

Our software products could contain defects and could be subject to potential release delays.

     Software products frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Although we have not experienced adverse effects resulting from any such defects or errors to date, there can be no assurance that, despite testing by us and current and potential customers, defects and errors will not be found in current versions, new versions or enhancements after commencement of commercial shipments, resulting in loss of revenues, delay in market acceptance, or unexpected re-programming costs, which could have an adverse effect upon our business, operating results and financial condition. Additionally, if the release dates of any future Unify product line additions or enhancements are delayed or if when released they fail to achieve market acceptance, our business, operating results, financial condition and cash flows would be adversely affected.

Our license agreements may not protect us from product liability claims.

     The license agreements we have with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in these license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. The sale and support of current and future products may involve the risk of such claims, any of which are likely to be substantial in light of the use of these products in the development of core business applications. A successful product liability claim brought against the Company could have an adverse effect upon our business, operating results, and financial condition.

We rely upon technology from certain third-party suppliers.

     Unify is dependent on third-party suppliers for software which is embedded in some of its products. We believe that the functionality provided by software which is licensed from third parties is obtainable from multiple sources or could be developed by the Company. However, if any such third-party licenses were terminated, or not renewed, or if these third parties fail to develop new products in a timely manner, we could be required to develop an alternative approach to developing such products, which could require payment of additional fees to third parties, internal development costs and delays and might not be successful in providing the same level of functionality. Such delays, increased costs or reduced functionality could adversely affect our business, operating results and financial condition.

We may be subject to violations of our intellectual property rights.

     Unify relies on a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect its proprietary technology. Despite our efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our technology exists, piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights will be adequate and, to the extent such rights are not adequate, other companies could independently develop similar products using similar technology.

     Although there are no pending lawsuits against us regarding infringement of any existing patents or other intellectual property rights, and we have received no notices that we are infringing or allegedly infringing on the intellectual property rights of others, there can be no assurance that such infringement claims will not be asserted by third parties in the future. If any such claims are asserted, there can be no assurance that we will be able to defend such claim or, if necessary, obtain licenses on reasonable terms. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how may have an adverse effect on our business, operating results, and financial condition. Adverse determinations in any litigation may subject us to significant liabilities to third parties, require that we seek licenses from third parties and prevent us from developing and selling our products. Any of these situations could have an adverse effect on our business, operating results, and financial condition.

Unify may not successfully integrate Gupta into its business and operations.

     Prior to the consummation of the Purchase and Exchange, Gupta and Unify operated as separate entities. Unify may experience material negative consequences to its business, financial condition or results of operations if it cannot successfully integrate Gupta’s operations with Unify’s. The integration of companies that have previously been operated separately involves a number of risks, including, but not limited to:

  demands on management related to the significant increase in the size of the business for which they are responsible;
  diversion of management’s attention from the management of daily operations to the integration of operations, whether perceived or actual;
  management of employee relations across facilities;
  difficulties in the assimilation of different corporate cultures and practices, as well as in the assimilation and retention of broad and geographically dispersed personnel and operations;
  difficulties and unanticipated expenses related to the integration of departments, systems (including accounting systems), technologies, books and records, procedures and controls (including internal accounting controls, procedures and policies), as well as in maintaining uniform standards, including environmental management systems;
  expenses of any undisclosed or potential liabilities; and
  Unify’s ability to maintain its customers and Gupta’s customers after the acquisition.

     Successful integration of Gupta’s operations with Unify’s depends on Unify’s ability to manage the combined operations, to realize opportunities for revenue growth presented by broader product offerings and expanded geographic coverage and to eliminate redundant and excess costs. If Unify’s integration efforts are not successful, Unify may not be able to maintain the levels of revenues, earnings or operating efficiency that it and Gupta achieved or might achieve separately.

Our success is dependent upon the retention of key personnel and we may be unable to retain key employees.

     Our future performance depends on the continued service of key technical, sales and senior management personnel. With the exception of Unify’s president and chief executive officer, there are no other Unify technical, sales, executive or senior management personnel bound by an employment agreement. The loss of the services of one or more of our officers or other key employees could seriously harm our business, operating results and financial condition. Future success also depends on our continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and we may fail to retain our key technical, sales and managerial employees, or attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

Rapid growth may significantly strain the resources of the Company.

     If we are able to achieve rapid and successful market acceptance of our current and future products, we may undergo a period of rapid growth. This expansion may significantly strain management, financial, customer support, operational and other resources. To accommodate this anticipated growth, we are continuing to implement a variety of new and upgraded operating and financial systems, procedures and controls, including the improvement of our internal management systems. There can be no assurance that such efforts can be accomplished successfully. Any failure to expand these areas in an efficient manner could have an adverse effect on our business, operating results, and financial condition. Moreover, there can be no assurance that our systems, procedures and controls will be adequate to support our future operations.

Our disclosure controls and procedures and our internal control over financial reporting may not be effective to detect all errors or to detect and deter wrongdoing, fraud or improper activities in all instances.

     While we believe we currently have adequate internal control over financial reporting, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and fraud. In designing our control systems, management recognizes that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further the design of a control system must reflect the necessity of considering the cost-benefit relationship of possible controls and procedures. Because of inherent limitations in any control system, no evaluation of controls can provide absolute assurance that all control issues and instances of wrongdoing, if any, that may affect our operations, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, that breakdowns can occur because of simple error or mistake and that controls may be circumvented by individual acts by some person, by collusion of two or more people or by management’s override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of a potential future event, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in cost-effective control systems, misstatements due to error or wrongdoing may occur and not be detected. Over time, it is also possible that controls may become inadequate because of changes in conditions that could not be, or were not, anticipated at inception or review of the control systems. Any breakdown in our control systems, whether or not foreseeable by management, could cause investors to lose confidence in the accuracy of our financial reporting and may have an adverse impact on our business and on the market price for Unify’s Common Stock.

     On December 18, 2007 the Company filed restated periodic reports for the quarters ended January 31, 2007 and July 31, 2007 and the fiscal year ended April 30, 2007. These reports contained the restated amounts for previously reported periods. The restatement reflects the Company’s correction of an error related to the accounting for the acquisition of Gupta Technologies LLC (“Gupta”) in November 2006. The acquisition of Gutpa was part of a purchase and exchange agreement whereby, in addition to acquiring Gupta, the Company also sold its Insurance Risk Management Division. In accounting for the purchase and exchange transaction, the Company incorrectly capitalized $384,000 in future payments as direct costs of the sale and acquisition. The future payments of $384,000 were determined to be indirect costs of the sale and should have been expensed. This error was identified by our auditors, Grant Thornton LLP, as a part of routine discussions with the Company during their quarterly review of the Company’s financial statements for the quarter ended October 31, 2007. The Company considered the error to be a significant control deficiency relative to the process of accounting for complex non-routine transactions. In the future, the Company will engage an outside accounting expert to advise it regarding any complex non-routine transactions to ensure accounting entries are properly recorded.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any document we file at SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are available to you on the SEC’s Internet site.

     This Prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this Prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this Prospectus. You may obtain a copy of any document we file at the SEC, including this registration statement, exhibits and schedules, without charge at the public reference rooms as described above or the SEC internet site. When a reference is made in this Prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

     You can also request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing, emailing or telephoning us at the following address, email address or phone number:

UNIFY CORPORATION
2101 Arena Blvd., Suite 100
Sacramento, CA 95834
investor@unify.com
(916) 928-6400

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference in this Prospectus certain information we filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information that we incorporate by reference is an important part of this Prospectus. Any statement in a document incorporated by reference will be deemed to be modified or superseded to the extent that a statement contained in this Prospectus modifies or supersedes such statement.

     We are incorporating by reference into this Prospectus the following documents which we have previously filed with the SEC:

(1)	our Annual Report on Form 10-K/A for the fiscal year ended April 30, 2007 filed with the SEC on December 18, 2007;

(2)	our Quarterly Reports on Form 10-Q/A for the quarters ended October 31, 2006 filed with the SEC on May 1, 2007 and January 31, 2007 filed with the SEC on December 18, 2007;

(3)	our Quarterly Report on Form 10-Q/A for the quarter ended July 31, 2007 filed with the SEC on December 18, 2007;

(4)	our Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 18, 2007

(5)	our Current Reports on Form 8-K filed with the SEC on May 24, 2007, June 27, 2007 and September 7, 2007.

(6)	our Current Report on Form 8-K filed with the SEC on November 30, 2007.

(7)	our Current Report on Form 8-K filed with the SEC on December 7, 2007.

(8)	our Current Report on Form 8-K/A filed with the SEC on December 7, 2007.

     In addition, we will provide to each person, including any beneficial owner, to whom this Prospectus is delivered, a copy of any and all of the reports or documents that have been incorporated by reference in this Prospectus but not delivered with the Prospectus. We will provide these reports or documents upon written or oral request at no cost to the requestor. If you need an additional copy of such document, you may request copies, at no cost, by writing or telephoning us at the following address:

UNIFY CORPORATION
2101 Arena Blvd., Suite 100
Sacramento, California 95834
Attention: Chief Financial Officer
Telephone: (916) 928-6400
Email: info@unify.com

Alternatively, you may access these reports or documents from our website at the following URL: www.unify.com/about unify/Investor relations/SEC filings.

FORWARD-LOOKING STATEMENTS

     The discussion in this Prospectus contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations, estimates and projections about the software industry and certain assumptions made by the Company’s management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include, but are not limited to, those set forth herein under “Risk Factors.” Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents the Company files from time to time with the Securities and Exchange Commission (the “SEC”), particularly the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

USE OF PROCEEDS

     All net proceeds from the disposition of the Common Stock covered by this Prospectus will go to the Selling Stockholders or their transferees. We will not receive any proceeds from any dispositions of Common Stock by any of the Selling Stockholders or their transferees. However, if all of the warrants to purchase the Common Stock covered by this Prospectus are exercised in full, we would receive gross proceeds of approximately $2,000,000, which we intend to use for working capital and general corporate purposes. There can be no assurance that the Selling Stockholders will choose to exercise any of the warrants.

DETERMINATION OF OFFERING PRICE

     The Selling Stockholders may dispose of the shares of Common Stock they may acquire through the conversion of the notes or the exercise of warrants on the OTC Bulletin Board or otherwise at fixed prices, at the prevailing market price for the shares, at prices related to such market price, at varying prices or at negotiated prices. See “Plan of Distribution.”

SELLING STOCKHOLDERS

     The table below presents certain information about persons for whom we are registering the shares of our Common Stock pursuant to the registration statement of which this Prospectus is a part. The table lists as of the date of this Prospectus:

1.	the name of each Selling Stockholder;

2.	the number of shares each Selling Stockholder beneficially owns;

3.	how many shares of Common Stock the Selling Stockholder may dispose of under this Prospectus; and

4.	assuming each Selling Stockholder sells all the shares listed next to its name, how many shares of Common Stock each Selling Stockholder will beneficially own after completion of the offering.

     Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the Selling Stockholders and information filed with the SEC. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting and investment power with respect to all shares of the Common Stock shown as beneficially owned by them, subject to community property laws where applicable. The percent of beneficial ownership for each stockholder is based on 6,680,433 shares of our Common Stock outstanding as of December 31, 2007.

      We may amend or supplement this Prospectus from time to time in the future to update or change this list of Selling Stockholders and shares which may be resold.

	Beneficial Ownership Prior to the Offering
	Common Stock	Common Stock	Other
	Issued in the	Issuable upon	Common Stock	Total		Shares to be	Beneficial Ownership
	Private	Exercise of	Beneficially	Beneficially		Sold in the	After the Offering
Selling Shareholder	Placement	Warrants	Owned	Owned	Percent	Offering	Shares	Percent
Special Situations Fund
III QP, L.P. (1)	464,780	184,838	430,839	1,080,457	15.2%	649,618	430,839	6.2%
Special Situations Fund
III, L.P. (1)	-	16,202	82,836	99,038	1.5%	16,202	82,836	1.2%
Special Situations Cayman
Fund, L.P. (1)	154,940	67,019	136,532	358,491	5.2%	221,959	136,532	2.0%
Special Situations Private
Equity Fund, L.P. (1)	253,540	109,669	209,933	573,142	8.3%	363,209	209,933	3.1%
Special Situations
Technology Fund, L.P. (1)	42,260	18,279	39,448	99,987	1.5%	60,539	39,448	0.6%
Special Situations
Technology Fund II,L.P. (1)	211,260	91,380	180,594	483,234	7.0%	302,640	180,594	2.7%
____________________

(1)	MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P., the Special Situations Technology Fund II, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

2004 Private Placement

     On April 23, 2004, the Company entered into a purchase agreement (the “2004 Private Placement”) with Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P., referred to collectively as the “SSF Entities”. The Company received $4 million in gross proceeds and there were no costs, fees or any other payments made to the SSF Entities in conjunction with the 2004 Private Placement. Under the 2004 Private Placement, the Company issued and sold 1,126,780 shares of Common Stock at a per share purchase price of $3.55 per share plus warrants to purchase an aggregate of 450,712 shares of our Common Stock exercisable at $4.50 per share. After application of the anti-dilution provisions of the warrants for subsequent stock issuances, the number of warrant shares of our Common Stock has been increased to 487,387 and the exercise price has been reduced to $4.15 per share. The total shares of Common Stock registered for resale is 1,614,167 shares. The per share purchase price and warrant exercise price were set at a discount to the Company’s Common Stock market price of $5.00 on the closing date of the 2004 Private Placement.

2006 Debt Financing

     On November 20, 2006, the Company entered into various agreements with ComVest and SSF to provide debt financing for the Gupta acquisition and for working capital. The debt financing consisted of $5.35 million in convertible term notes and a revolver of up to $2.5 million. There are three tranches that comprise the convertible term notes, Tranche 1 is for $1,000,000, Tranche 2 is for $3,250,000 and Tranche 3 is for $1,100,000. The term loans have an interest rate of 11.25% and have repayment terms of 48 to 60 months. The revolver has an interest rate of prime plus 2.25% with a borrowing capacity of 80% of the Company’s eligible receivables and has a maturity date of November 30, 2010. The holders of the term notes may, at their option, upon written notice to Unify given at any time and from time to time from the date Unify has sufficient authorized, unissued and unreserved shares of Common Stock, convert the outstanding principal and any accrued interest into shares of Unify Common Stock. Tranche 1 is convertible at $2.50 per common share representing 400,000 shares and Tranches 2 and 3 are convertible at $5.00 per common share and represent 650,000 and 220,000 shares respectively. Unify may require conversion of the convertible term notes if, among other conditions, its Common Stock price closes at or above 160% of the applicable conversion price for 20 or more consecutive market days ending immediately prior to the date on which the conversion notice is given to the holders. The total shares issuable upon the conversion of the convertible term notes are 1,270,000 shares which had an aggregate market value of $1,524,000 based on the closing price of our Common Stock of $1.20 on November 20, 2006. The agreements also provide for ComVest to have a security interest in substantially all of the Company’s assets. Additionally, as part of the financing, the Company issued warrants for 670,000 shares which will be issued upon exercise of the warrants. ComVest received 402,000 warrants and SSF received 268,000 warrants. The warrants are for the purchase of Common Stock at prices from $1.35 to $1.90 per share with an average price of $1.615 per share. The aggregate market value of the warrants was $804,000 based on the closing price of our Common Stock of $1.20 on November 20, 2006. The Company entered into a Registration Rights Agreement on November 20, 2006, pursuant to which the Company agreed to file registration statements sufficient to register the resale of the shares of Common Stock which will be issued upon the exercise of the warrants and the conversion of the convertible term notes. The number of issuable shares is based on the term notes conversion prices and the warrant exercise price which are fixed, but contain price-based anti-dilution mechanisms that, in general, adjust the number of shares into which the securities convert and/or the price at which such conversion occurs in the event Unify issues securities below the conversion or exercise price of the securities issued in the Convertible Notes Financing. Contrary to market-based adjustment mechanisms, Unify has control over such actions. The Company received $5.3 million in gross proceeds from the 2006 Debt Financing less $239,400 in closing costs and fees paid to ComVest and SSF. Subsequently, the Company paid $116,000 in late registration penalties to ComVest and SSF as the effective date of the Registration Statement, September 14, 2007, was past the agreed to deadline. In addition, assuming there is no conversion or early re-payment of the Convertible Term Debt, the Company will pay $1,438,505 in interest at 11.25% plus repayment of the entire $5.3 million in principal over the life of the Term Debt. The net proceeds from the 2006 Debt Financing would be $3,556,095, consisting of the gross proceeds of $5.3 million less the closing costs and fees of $239,400, less the late filing penalties of $116,000 and less the hypothetical interest paid of $1,438,505. The Convertible Term Debt conversion prices and the warrant exercise prices of $2.50 for Tranche 1 of the Debt and $5.00 for Tranches 2 & 3 and and warrant exercise prices were set at $1.35 to $1.90 with an average of $1.61. Such prices were set at a premium to the Company’s common stock market price of $1.20 on the closing date of the 2006 Debt Financing. As of December 31, 2007, approximately $1,516,000 in convertible notes have been converted into 467,380 shares of our common stock.

Comparison of Registered to Outstanding Shares

     The following is a table comparing the shares outstanding prior to the 2004 Private Placement and the 2006 Debt Financing, the number of shares registered by the investors, or their affiliates, in prior registration statements (along with the number of shares still held pursuant to such prior registration statement) and the number of shares registered for resale in this registration statement.

Shares outstanding immediately prior to the 2004 Private Placement that are held by persons other than the Selling
Stockholders listed in the registration statement, affiliates of such investors and affiliates of Unify	4,230,866
Shares issued and issuable per the 2004 Private Placement Registration Statement	1,614,167
Number of shares registered as part of the 2004 Private Placement that continue to be held by such Selling
Stockholders and affiliates thereof	1,614,167
Shares outstanding immediately prior to the 2006 Debt Financing that are held by persons other than Selling
Stockholders listed in this registration statement, affiliates of such investors and affiliates of Unify	3,727,244
Number of shares previously registered for resale in the 2006 Debt Financing (1)	1,940,000
Number of shares previously registered in the 2006 Debt Financing for resale by the Selling Stockholders and
affiliates thereof and that continue to be held by such Selling Stockholder and affiliates thereof	1,940,000

(1)	Reflects shares registered in connection with the 2006 Debt Financing (SEC Registration Number 333-117628).

“Short Selling” by the Investors

     Unify has no knowledge of and has been informed by each Selling Stockholder that such Selling Stockholder has not established a short position in Unify’s Common Stock. The Selling Stockholders for both the 2004 Private Placement and the 2006 Debt Financing have a contractual obligation to not establish a short position in Unify’s Common Stock.

PLAN OF DISTRIBUTION

     The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of Common Stock or interests in shares of Common Stock received after the date of this Prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock or interests in shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at the prevailing market price for the shares, at prices related to such market price, at varying prices or at negotiated prices.

     The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales after the date the registration statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission (“SEC”);

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

     The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock, from time to time, under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this Prospectus. The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

     In connection with the sale of our Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our Common Stock short and deliver these securities to close out short positions entered into after the date the registration statement of which this Prospectus is a part is declared effective by the SEC, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock offered by them will be the purchase price of the Common Stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

     The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required, the shares of our Common Stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus.

     In order to comply with the securities laws of some states, if applicable, the Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this Prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to indemnify the Selling Stockholders and their affiliates and underwriters against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this Prospectus; provided however that we will not be required to indemnify any Selling Stockholder to the extent that any loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished to us in writing specifically for use in this Prospectus and in the registration statement. Likewise, each Selling Stockholder has agreed, severally but not jointly, to indemnify and hold harmless, to the extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company against any losses, claims, damages, liabilities, and expenses resulting from any untrue statement of a material fact or any omission of a material fact made in this Prospectus or any violation by such Selling Stockholder of any rule or regulation promulgated under the Securities Act applicable to such Selling Stockholder and relating to action or inaction required of such Selling Stockholder in connection with the distribution of securities offered in this Prospectus. No Selling Stockholder, however, will be liable to the Company for amounts in excess of the net proceeds received from the sale of such Selling Stockholder’s shares pursuant to this Prospectus.

     We have agreed with the Selling Stockholders to keep the registration statement of which this Prospectus constitutes a part effective until the earlier of: (1) such time as all of the shares covered by this Prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Notice to California Investors Only

     In the State of California, sales will be limited to those California investors who (either individually or jointly with their spouse) have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2006 and estimated during 2006 of $100,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares of Common Stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

INFORMATION ABOUT THE REGISTRANT

     Information about Unify and its financial statements is incorporated in this Prospectus by reference to our reports filed with the Securities and Exchange Commission as specifically set forth under Incorporation of Certain Documents by Reference on page 8.

DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue up to 40,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2007, there were 6,680,433 shares of Common Stock issued and outstanding. Each holder of issued and outstanding shares of our Common Stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders. Holders of shares of Common Stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of Common Stock will have the ability to elect all of our directors.

     Subject to rights of any preferred stock then outstanding, holders of Common Stock are entitled to share ratably in dividends payable in cash, property or shares of our capital stock, when, as and if declared by our board of directors. We do not currently expect to pay any cash dividends on our Common Stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, any assets remaining after prior payment in full of all of our liabilities and after prior payment in full of the liquidation preference of any preferred stock would be paid ratably to holders of Common Stock.

     All outstanding shares of Common Stock are, and any shares of Common Stock to be issued upon exercise of options and warrants will be, fully paid and non-assessable.

Preferred Stock

     We are authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001. As of the date hereof, there were no shares of preferred stock issued and outstanding. The preferred stock may be issued as a class, without series or, if so determined from time to time by the Board of Directors, in one or more series. Our Board of Directors is authorized to determine, fix, alter or revoke any and all of the rights, preferences, privileges and restrictions and other terms of the preferred stock and any series thereof, including voting powers liquidation preferences, dividend rights, conversion rights, rights and terms of redemption and other rights, privileges, preferences and restrictions as shall be set forth in the resolutions of the Board of Directors providing for the issuance of such preferred stock. Our Board of Directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our Common Stock and may have the effect of delaying, deferring or preventing a change in control of our company. The issuance of authorized preferred stock requires the approval of the Board of Directors and no stockholder approval is needed.

Warrants to Purchase Common Stock pursuant to the 2004 Private Placement

      487,387 of the shares of Common Stock offered by the Selling Stockholders in this Prospectus are offered pursuant to warrants issued in connection with the 2004 Private Placement as described under “Selling Stockholders—2004 Private Placement.” The warrants have a term or exercise beginning on April 26, 2004 and expiring on April 26, 2009. The warrants are exercisable, in whole or in part, at any time commencing on April 26, 2004 and prior to their expiration by delivering the warrants together with a warrant exercise form and payment to the company for the aggregate warrant price for that number of warrant shares then being purchased. The number of shares issuable upon exercise and the per share exercise price of the warrants is subject to adjustment in the case of any stock dividend, stock split, reorganization, reclassification, consolidation, merger, sale, transfer or other disposition of all or substantially all of the assets of the company. The warrants are exercisable at $4.15 per share. Subject to certain exceptions, the price for which the warrants are exercisable is subject to adjustment if we issue shares of Common Stock for less than the exercise price of the warrants at the time such additional shares of our Common Stock are issued. The shares excluded from the price adjustment provision include:

  capital stock, options or convertible securities issued to directors, officers, employees, or consultants of the Company in connection with their service as directors of the Company, their employment by the Company or their retention as consultants by the Company pursuant to an equity compensation program approved by the board of directors of the Company or the compensation committee of the board of directors of the Company and by the Company’s stockholders;

  shares of Common Stock issued upon the conversion or exercise of options or convertible securities issued prior to April 26, 2004;

  securities issued to the Selling Stockholders pursuant to the 2004 Private Placement and securities issued upon the exercise or conversion of those securities; and

  shares of Common Stock issued or issuable by reason of a dividend, stock split or other distribution on shares of Common Stock (but only to the extent that such dividend, split or distribution results in an adjustment in the warrant price pursuant to the other provisions of the warrant).

      Under certain circumstances, where the closing bid price of a share of Common Stock equals or exceeds $9.00, appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Common Stock, for 20 consecutive trading days commencing after the registration statement covering the warrant shares has been declared effective, the company, upon 20 days’ prior written notice to the warrant holders within one business day immediately following the end of such 20 day trading period, may call the warrants for 25% of the shares of the Common Stock initially purchasable pursuant to the warrants at a redemption price equal to $0.01 per share of Common Stock then purchasable pursuant to the warrants. If the call conditions are met again during the 30 day period immediately after consummation of a previous call, the company may once again call the warrants for an additional increment of 25% of the shares of Common Stock initially purchasable pursuant to the warrants or such lesser amount as shall then remain purchasable and in the same manner and subject to the same notice requirements as the initial call, until all of the shares have been called.

Registration Rights pursuant to the 2004 Private Placement

      In connection with the 2004 Private Placement as discussed in the section titled “Selling Stockholders,” Unify has entered into a Registration Rights Agreement with the Selling Stockholders. Pursuant to such Registration Rights Agreement, Unify has agreed to register any shares of Common Stock issuable upon conversion of the warrants issued in the 2004 Private Placement (as such number may be adjusted from time to time). Under the Registration Rights Agreement, we agreed to file, at our expense, a registration statement covering the Common Stock and warrant shares on or prior to July 31, 2004 (the “Filing Deadline”). If the registration statement covering the registrable securities was not filed on or prior to July 31, 2004, the Company would have had to have made pro rata payments to each Selling Stockholder, as liquidated damages and not as a penalty, in an amount equal to 1% of the aggregate amount invested by such Selling Stockholder for each 30-day period (or pro rata for any portion thereof) following the date by which such registration statement should have been filed for which no registration statement was filed with respect to the registrable securities.

      Pursuant to the Registration Rights Agreement, Unify has agreed to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable. Unify further agreed to notify the Selling Stockholders as promptly as practicable, and in any event, within twenty-four (24) hours, after any registration statement is declared effective and to simultaneously provide the Selling Stockholders with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered in the registration statement.

      If (A)(x) a registration statement covering the registrable securities is not declared effective by the SEC within seventy-five (75) days after the earlier of the date on which such registration statement is filed with the SEC and the Filing Deadline (the “Effectiveness Deadline”), or (y) a registration statement covering any additional shares as provided in the registration agreement is not declared effective by the SEC within seventy-five (75) days following the time such registration statement was required to be filed by the registration agreement, or (B) after a registration statement has been declared effective by the SEC, sales cannot be made pursuant to such registration statement for any reason (including without limitation by reason of a stop order, or Unify’s failure to update the registration statement), but excluding the inability of any selling stockholder to sell the registrable securities covered thereby due to market conditions and except as excused as described below, then Unify will be required to make pro rata payments to each Selling Stockholder, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount invested by such Selling Stockholder for each 30-day period or pro rata for any portion thereof following the date by which such registration statement should have been effective (the “Blackout Period”). Such payments shall be in partial compensation to the Selling Stockholders, and shall not constitute the Selling Stockholders’ exclusive remedy for such events. Unify has agreed that the amounts payable as liquidated damages will be paid monthly within three (3) business days of the last day of each month following the commencement of the Blackout Period until the termination of the Blackout Period. Such payments shall be made to each Selling Stockholder in cash.

      For not more than twenty (20) consecutive days or for a total of not more than forty-five (45) days in any twelve (12) month period, Unify may delay the disclosure of material non-public information concerning Unify, by suspending the use of any prospectus included in any registration contemplated by the registration agreement containing such information, the disclosure of which at the time is not, in the good faith opinion of Unify, in the best interests of Unify (an “Allowed Delay”); provided, that Unify shall promptly (a) notify the Selling Stockholders in writing of the existence of (but in no event, without the prior written consent of a Selling Stockholder, shall Unify disclose to such Selling Stockholder any of the facts or circumstances regarding) material non-public information giving rise to an Allowed Delay, (b) advise the Selling Stockholders in writing to cease all sales under the registration statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

Convertible Term Notes Convertible into Common Stock pursuant to the 2006 Debt Financing

      In connection with the 2006 Debt Financing as discussed in the section titled “Selling Stockholders”, the Company issued debt financing consisted of $5.35 million in convertible term notes which are convertible into 1,270,000 shares of Common Stock, and a revolver of up to $2.5 million. There are three tranches that comprise the convertible term notes, Tranche 1 is for $1,000,000, Tranche 2 is for $3,250,000 and Tranche 3 is for $1,100,000. The term loans have an interest rate of 11.25% and have repayment terms of 48 to 60 months. The holders of the term notes may, at their option, at any time and from time to time from the date Unify has sufficient authorized, unissued and unreserved shares of Common Stock, convert the outstanding principal and any accrued interest into shares of Unify Common Stock. Tranche 1 is convertible at $2.50 per common share and Tranches 2 and 3 are convertible at $5.00 per common share. Upon five days’ prior written notice and subject to certain conditions, Unify may require conversion of all or any portion of the principal balance of the convertible term notes if its Common Stock price closes at or above 160% of the applicable conversion price for 20 or more consecutive market days ending immediately prior to the date on which the conversion notice is given. If Unify requests the conversion of all or any part of the principal of the convertible notes, it must pay the holder of the converted notes all unpaid accrued interest on the principal amount that is converted. The number of shares issuable upon conversion of the notes and the per share conversion price of the notes is subject to adjustment in the case of any stock dividend, stock split, reorganization, reclassification, consolidation, merger, or statutory share exchange. As of December 31, 2007, approximately $1,516,000 in convertible notes have been converted into 467,380 shares of our common stock.

     Subject to certain exceptions, the per share price for which the notes are convertible is subject to adjustment if we issue shares of Common Stock for less than the conversion price of the notes at the time such additional shares of our Common Stock are issued. The shares excluded from the price adjustment provision include:

  capital stock, options or convertible securities for up to 170,000 shares of Common Stock issued with an exercise price at the then-current fair market value of the Company’s Common Stock and issued to directors, officers, employees, or consultants of the Company pursuant to an equity compensation program approved by the board of directors of the Company or the compensation committee of the board of directors of the Company and the Company’s stockholders;

  shares of Common Stock issued pursuant to and in accordance with stock purchase or stock option plans as in effect on November 20, 2006; and

  shares of Common Stock issued upon the conversion or exercise of options or convertible securities issued prior to November 20, 2006.

Warrants to Purchase Common Stock pursuant to the 2006 Debt Financing

     In connection with the 2006 Debt Financing as discussed in the section titled “Selling Stockholders”, the Company issued 670,000 warrant shares of Common Stock to the Selling Stockholders. The warrants have a term of exercise beginning on November 20, 2006 and expiring on October 31, 2012. The warrants are exercisable, in whole or in part, at any time commencing on November 20, 2006 and prior to their expiration by delivering the warrants together with a warrant exercise form and payment to the company for the aggregate warrant price for that number of warrant shares then being purchased. The number of shares issuable upon exercise and the per share exercise price of the warrants is subject to adjustment in the case of any stock dividend, stock split, reorganization, reclassification, consolidation, merger, or statutory share exchange. There are 200,000 warrants to purchase Common Stock at a price of $1.35 per share, 270,000 warrants at a price of $1.60 per share and 200,000 warrants at a price of $1.90 per share. Subject to certain exceptions, the price for which the warrants are exercisable is subject to adjustment if we issue shares of Common Stock for less than the exercise price of the warrants at the time such additional shares of our Common Stock are issued. The shares excluded from the price adjustment provision include:

  capital stock, options or convertible securities for up to 170,000 shares of Common Stock issued with an exercise price at the then current fair market value of the Company’s Common Stock and issued to directors, officers, employees, or consultants of the Company pursuant to an equity compensation program approved by the board of directors of the Company or the compensation committee of the board of directors of the Company and by the Company’s stockholders;

  shares of Common Stock issued pursuant to and in accordance with stock purchase or stock option plans as in effect on November 20, 2006; and

  shares of Common Stock issued upon the conversion or exercise of options or convertible securities issued prior to November 20, 2006.

Registration Rights pursuant to the 2006 Debt Financing

     In connection with the 2006 Debt Financing as discussed in the section titled “Selling Stockholders,” Unify has entered into a Registration Rights Agreement with the Selling Stockholders. Pursuant to such Registration Rights Agreement, Unify has agreed to register any shares of Common Stock issuable upon conversion of the convertible term notes and exercise of the warrants issued in the 2006 Debt Financing (as such number may be adjusted from time to time). Under the Registration Rights Agreement, we agreed to file, at our expense, a registration statement covering the shares issuable upon conversion of the notes and the exercise of the warrants on or prior to April 11, 2007 (the “Filing Deadline” as amended).

     Pursuant to the Registration Rights Agreement, Unify has agreed to use its best efforts to prepare and file with the SEC such amendments and supplements to the registration statement and the prospectus included therein as may be necessary to effect and maintain the effectiveness of the registration statement. Unify further agreed to furnish to the Selling Stockholders copies of any such supplement or amendment not less than three business days prior to the date first used and/or filed with the SEC.

      If (A) a registration statement covering the registrable securities is not declared effective by the SEC by May 19, 2007 (the “Effectiveness Deadline”) or (B) after a registration statement has been declared effective by the SEC, (x) the registration statement is not available to the Selling Stockholders for a period in excess of five (5) days beyond the periods for which the company is permitted to restrict the Selling Stockholders from selling their shares because such sales: (i) will result in a disclosure of non-public material information that would interfere with transactions or negotiations of the Company; (ii) will have an adverse affect on an underwritten offering of the Company; or (iii) will require the filing of a post-effective amendment to the registration statement, or (y) sales cannot be made pursuant to the registration statement for any reason (including without limitation by reason of a stop order, or Unify’s failure to update the registration statement) for a period in excess of thirty (30) days (which need not be consecutive days) in any twelve (12) month period, and no Selling Stockholder is in breach of the registration rights agreement, then Unify will be required to make pro rata payments to each Selling Stockholder in an amount equal to $1,000 for each calendar day following the date by which such registration statement should have been declared effective and for which no registration statement was declared effective or was available with respect to the registrable securities (the “Blackout Period”). However, the amount of fees to be paid by the Company for failing to procure an effective registration statement shall not exceed $500,000. Unify has agreed that the amounts payable as fees will be paid monthly within five (5) days after the end of each 30-day period of the Blackout Period until the termination of the Blackout Period and within five (5) days after such termination. If the Company is unable to effect a registration statement within the time periods described above solely as a result of changes in the law or SEC regulations, the Selling Stockholders may, in their sole discretion, pursuant to a written agreement, restructure the convertible term notes and the warrants in order to permit the registration of the term note and warrants.

      Unify also agreed, subject to certain conditions, that if it proposes to file a registration statement with the SEC, other than in respect of any employee stock option or benefit plan or any merger, consolidation, acquisition, or like combination, at any time a registration statement is not effective for the shares held by the Selling Shareholders and required to be registered under the Registration Rights Agreement, Unify will give notice of the proposed registration statement to the Selling Stockholders not less than twenty (20) and no more than sixty (60) days prior to the filing of the registration statement, and include in such registration statement, all or a portion of the registrable shares owned by, and/or issuable to, each Selling Stockholder, to the extent that such Selling Stockholder may request such shares to be so included by means of a written notice given to Unify within ten (10) days after Unify’s giving of the registration notice.

Transfer Agent and Registrar

      The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company.

LEGAL MATTERS

      DLA Piper US LLP has issued a legal opinion as to the validity of the issuance of the shares of Common Stock offered under this Prospectus.

EXPERTS

     The consolidated financial statements of Unify Corporation as of April 30, 2007 and 2006 and for each of the three years in the period ended April 30, 2007, included in our Annual Report on Form 10-K/A and incorporated by reference into this Prospectus, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this Prospectus.

UNIFY CORPORATION

1,614,167 Shares of Common Stock

___________________________

Prospectus
___________________________

_______, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

To be Paid
by the
Registrant
SEC registration fees	$730
State registration fees	$3,000
Accounting fees and expenses	$19,000
Legal fees and expenses	$27,000
Transfer Agent and registrar fee	-
Miscellaneous expenses	$500

Total	$50,230

Item 14. Indemnification of Directors and Officers

     Our Certificate of Incorporation eliminates a director’s personal liability to the Company or its stockholders for any monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of such director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which such director derived an improper benefit.

     Our Certificate of Incorporation also provides that the Company shall indemnify to the full extent authorized by law any person, testator or intestate made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company or any predecessor of the Company or serves or served any other enterprise as a director or officer at the request of the Company or any predecessor of the Company.

     Furthermore, the Certificate of Incorporation provides that neither any amendment nor repeal of the provisions providing for indemnification or elimination of personal liability under the Certificate of Incorporation nor the adoption of any provision inconsistent with such provisions shall eliminate or reduce the effect of the right of indemnification or elimination of personal liability provided under the Certificate of Incorporation in respect of any matter occurring, or any cause of action, suit or claim accruing or arising prior to such amendment, repeal or adoption of an inconsistent provision.

     Our Bylaws provide that the Company, to the maximum extent permitted by the General Corporation Law of the State of Delaware, including, without limitation, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware (as that Section may be amended and supplemented from time to time), indemnify any director, officer or trustee which it shall have power to indemnify under Section 145 against any expenses, liabilities or other matters referred to in or covered by that Section. The Bylaws further provide that such indemnification: (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office; (ii) shall continue as to a person who has ceased to be a director, officer or trustee; and (iii) shall inure to the benefit of the heirs, executors and administrators of such a person. Pursuant to the Bylaws the Company’s obligation to provide indemnification under the Bylaws shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Company or any other person.

     Additionally, the Certificate of Incorporation and the Bylaws, respectively, also provide that the Company shall pay expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company as authorized in the Certificate of Incorporation or the relevant section of the General Corporation Law of the State of Delaware, respectively.

      See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities

      Since April 1, 2004, the Company has issued and sold the following unregistered securities:

     On April 23, 2004, the Company entered into a purchase agreement (the “SSF Purchase Agreement”) with Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P., referred to collectively as the “SSF Entities.” The transaction contemplated by the SSF Purchase Agreement is referred to as the “2004 Private Placement.” Under the SSF Purchase Agreement, the Company issued and sold an aggregate of 1,126,780 shares of Common Stock at a per share purchase price of $3.55 per share and warrants to purchase an aggregate of 450,712 shares of our Common Stock exercisable at $4.50 per share. The shares of Common Stock and warrants were issued pursuant to the exemption provided by Section 4(2) of the Securities Act as transactions not involving a public offering. On February 2, 2005, the number of shares purchasable on exercise of the warrants was adjusted to 454,543 and the exercise price was adjusted to $4.45 per share after application of the anti-dilution provisions of the warrants in connection with the issuance of shares in an acquisition. On November 20, 2006, the number of shares purchasable on exercise of the warrants was adjusted to 487,387 and the exercise price was adjusted to $4.15 per share after application of the anti-dilution provisions of the warrants in connection with the issuance of warrant shares and the shares issuable upon the conversion of certain notes from the financing for an acquisition. The Company has also entered into a Registration Rights Agreement dated April 23, 2004, under which the Company has agreed to register for resale by the SSF Entities the shares of Common Stock issued and issuable upon exercise of the warrants issued in the 2004 Private Placement, with such number of shares subject to adjustments.

     On February 2, 2005, we entered into an agreement with Daniel and Carrie Romine (the "Sellers") pursuant to which Unify acquired all of the issued and outstanding equity securities of Acuitrek. Under the terms of the agreement, Unify made an initial payment to the stockholders of $455,000 (which included 104,166 shares of Common Stock), and over the next three years has agreed to make retention-based earn-out payments of $1.1 million and potential performance-based earn-out payments, all to be paid with 50 percent cash and 50 percent Unify Common Stock (assuming profitability of the Acuitrek division). Unify has agreed to register the shares issuable under the Agreement pursuant to a registration rights agreement with the Sellers. The stocks issued and issuable to the Sellers are being issued pursuant to the exemption provided by Section 4(2) of the Securities Act as transactions not involving a public offering. Shares issuable in the future to the Sellers are based on the market value of Unify Common Stock at the time of issuance.

     On November 20, 2006, the Company entered into various agreements with ComVest and SSF to provide debt financing for the Gupta acquisition consisting of convertible term loans totaling $5.35 million and a revolving credit facility of up to $2.5 million. The term loans have an interest rate of 11.25% and have terms of 48 to 60 months. The revolver has an interest rate of prime plus 2.25% and has a maturity date of October 31, 2010. The agreements provide for ComVest to have a security interest in substantially all of the Company’s assets. As part of the financing, ComVest received 402,000 warrants and SSF received 268,000 warrants. The warrants are for the purchase of Common Stock at prices from $1.35 to $1.90 per share. The warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act as transactions not involving a public offering. The Company entered into a Registration Rights Agreement on November 20, 2006, pursuant to which the Company agreed to file registration statements sufficient to register the resale of the shares of Common Stock which will be issued upon the exercise of the warrants or the conversion of the convertible term notes of ComVest and SSF.

     On various dates since April 1, 2004, the Company granted options to purchase an aggregate of 178,000 shares of Common Stock with an exercise price equal to fair market value on the date of grant. There were no underwriters for the transactions. 80,000 shares were issued upon employment of two current executive officers, 25,000 shares upon employment of a former executive officer, and 73,000 shares to existing executive officers. The options were not issued for cash, so there was no offering price and no underwriting discounts or commissions. The options were four year options with monthly vesting and therefore are partially vested. None of the options have been exercised. The Company claims that the grant of these options were exempt from the registration requirement of Section 5 of the Securities Act pursuant to the exemption of Section 4(2) of the Securities Act as transactions not involving a public offering.

Item 16. Exhibits

      The Exhibits to this Registration Statement are listed in the Exhibit Index commencing at page II-6 hereof.

Item 17. Undertakings

      The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

	(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

	(ii)	To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee “table in the effective registration statement; and

	(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

5.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

6.	For the purpose of determining any liability under the Securities Act:

	(i)	The information, if any, omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

	(ii)	Each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(iii)	Each Prospectus filed pursuant to Rule 424(b) as part of this registration statement, other than prospectuses filed in reliance on Ruler 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in this registration statement or Prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sacramento, State of California, on January 11, 2008.

UNIFY CORPORATION

By:	/s/ Todd E. Wille
Todd E. Wille
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ Todd E. Wille		President, Chief Executive Officer and	January 11, 2008
Todd E. Wille		Director (Principal Executive Officer)

/s/ Steven D. Bonham		Chief Financial Officer	January 11, 2008
Steven D. Bonham		(Principal Financial and Accounting Officer)

*		Director	January 11, 2008
Tery R. Larrew

*		Director	January 11, 2008
Robert J. Majteles

*		Director	January 11, 2008
Steven D. Whiteman

*		Director	January 11, 2008
Richard M. Brooks

* By	/s/ Todd E. Wille
Todd E. Wille
Attorney-in-fact

INDEX TO EXHIBITS

     The following exhibits are filed with this Registration Statement:

Exhibit No.		Description
2.1		Purchase and Exchange Agreement between Halo Technology Holdings, Inc and Unify, dated September 13, 2006 as amended by Amendment No. 1 dated November 20, 2006 (10) (11)

3.1		Restated Certificate of Incorporation of the Company as amended (1) (12)

3.2		Bylaws of the Registrant (1)

4.1		Form of Stock Certificate (1)

4.2		Revolving Credit and Term Note Agreement by and between ComVest and Unify, dated November 20, 2006 (11)

4.3		Convertible Term Note – Tranche 1 (12)

4.4		Convertible Term Note – Tranche 2 (12)

4.5		Convertible Term Note – Tranche 3 (12)

4.6		Registration Rights Agreement dated November 20, 2006 (11)

4.7		Form of 2006 Warrants (12)

4.8		Acuitrek Inc. Stock Purchase Agreement dated February 2, 2005 as amended by Amendment No. 1 dated November 20, 2006 (7) (11)

4.9		Acuitrek Inc. Registration Rights Agreement dated February 2, 2005 (7)

4.10		Special Situations Stock Purchase Agreement dated April 23, 2004 (6)

4.11		Special Situations Registration Rights Agreement dated April 23, 2004 (6)

4.12		Form of 2004 Warrant (12)

5.1		Opinion of DLA Piper US LLP (previously filed)

10.1	*	1991 Stock Option Plan, as amended (1)

10.2	*	2001 Stock Option Plan (4)

10.3	*	Employment Agreement by and between Todd Wille and the Registrant dated December 29, 2000 (3)

10.4		Form of Indemnification Agreement (1)

10.5		Office Building Lease for Sacramento Facility, Dated December 17, 1999, as Amended (2)

10.6		Fourth Amendment Effective January 1, 2002 to Office Building Lease Dated December 17, 1999 (6)

10.7		Fifth Amendment to Lease and Termination of Stock Pledge Agreement dated September 18, 2003 (6)

10.8		Silicon Valley Bank Loan and Security Agreement dated June 6, 2003(5), as amended by Silicon Valley Bank Amendment to Loan Documents dated June 3, 2004, June 5, 2005 (8) and May 24, 2006 (9) and Amended Schedule to Loan and Security Agreement dated June 3, 2004(6) and June 5, 2005 (8)

21.1		Subsidiaries of the Registrant (12)

23.1		Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

(1)	Incorporated by reference to the exhibit filed with Registrant’s Form S-1 Registration Statement (No. 333-3834) declared effective by the Securities and Exchange Commission on June 14, 1996.

(2)	Incorporated by reference to the exhibit filed with Registrant’s Form 10-K on December 22, 2000.

(3)	Incorporated by reference to the exhibit filed with Registrant’s Form 10-K on July 30, 2001.

(4)	Incorporated by reference to the exhibit filed with Registrant’s Form 10-Q on March 14, 2002.

(5)	Incorporated by reference to the exhibit filed with Registrant’s Form 10-K on July 17, 2003.

(6)	Incorporated by reference to the exhibit filed with Registrant’s Form 10-K on July 21, 2004.

(7)	Incorporated by reference to the exhibit filed with Registrant’s Form 8-K on February 2, 2005.

(8)	Incorporated by reference to the exhibit filed with Registrant’s Form 10-K on July 28, 2005.

(9)	Incorporated by reference to the exhibit filed with Registrant’s Form 10-K on July 31, 2006.

(10)	Incorporated by reference to the exhibit filed with Registrant’s Form 8-K on September 20, 2006.

(11)	Incorporated by reference to the exhibit filed with Registrant’s Form 8-K on November 29, 2006.

(12)	Incorporated by reference to the exhibit filed with Registrant’s Form 10-K/A on December 18, 2007.

*	Exhibit pertains to a management contract or compensatory plan or arrangement.